UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On May 9, 2023, SMX (Security Matters) Public Limited Company (the “Company”) issued a press release to announce that, continuing its collaboration with Continental, they are enabling automotive companies the ability to identify and verify ethical sourcing of natural rubber and to demonstrate a higher level of responsibility and certification of premium natural rubber products, which the Company believes can enable a smarter rubber sorting and recycling capability.

In a recent trial at ContiTech, one of Continental’s group sectors in Hanover, Germany, the teams were able to 100% identify (through blind tests) the ‘marked’ and ‘unmarked’ natural rubber in engine mounts supplied by Continental for a global automotive company without affecting the material properties and the product performance.

The press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

Exhibit Number	Description

99.1	Press Release dated May 9, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 9, 2023

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer